FILED BY ENTERPRISE PRODUCTS PARTNERS L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) AND GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”) WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING ENTERPRISE, GULFTERRA AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF ENTERPRISE AND GULFTERRA SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT ENTERPRISE AND GULFTERRA AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

ENTERPRISE AND GULFTERRA AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN ENTERPRISE’S AND GULFTERRA’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC AND IN THE SCHEDULE 13D FILED BY DAN L. DUNCAN WITH THE SEC, AS AMENDED ON DECEMBER 18, 2003, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

        Enterprise Products Partners L.P. is filing an additional “Frequently Asked Question” from El Paso employees and the response from Enterprise Products Company regarding employment matters arising from the proposed merger with GulfTerra. This question is in addition to those filed on January 13, 2004 and January 23, 2004. This information is available to prospective employees on a confidential and secure internet website and is reproduced in this filing.

FREQUENTLY ASKED QUESTION

QUESTION:   What are the copays and deductibles for the Enterprise medical programs?

ANSWER:   Following are the copays and deductibles for the three plans that are available to Enterprise employees. Availability of each plan is determined by employee’s residence.

Plan 1:   Open Choice PPO (self-funded and administered by Aetna)

In-Network	Out-of-Network

Individual Deductible:	$300	$500
Family Deductible:	$900	$1,500

Individual Out-of-Pocket Maximum:	$2,000	$4,000
Family Out-of-Pocket Maximum:	$4,000	$8,000

Office Visit (Primary Care Physician):	$20	60% after deductible
Office Visit (Specialist):	$35	60% after deductible

Mammograms & Well Woman:	100%	100%

All other coverage:	80%	60%

Prescription Drugs – Retail – Administered by Eckerd Health Services:
Name Brand where Generic is Available	$40 Copay
Name Brand	$25 Copay
Generic Brand	$10 Copay

Prescription Drugs – Mail Order – Administered by Eckerd Health Services (up to 90 day supply):
Name Brand where Generic is Available	$80 Copay
Name Brand	$50 Copay
Generic Brand	$20 Copay

Plan 2:   Aetna or Cigna Select (Texas Residents) or Ochsner (Louisiana Residents) HMO’s

Individual Deductible:	None
Family Deductible:	None

Individual Out-of-Pocket Maximum:	$1,500
Family Out-of-Pocket Maximum:	$3,000
Note: Ochsner maximums are $3,500 individual And $10,500 family

Office Visit (Primary Care Physician):	$20
Office Visit (Specialist):	$40

Mammograms & Well Woman:
Aetna – same as Office Visit Copays
Cigna Select – 100%
Ochsner – Mammogram – 100%; well woman – same as Office Visit Copays

Hospital Charge –Inpatient:	$500 per Admission Copay
Hospital Charge – Outpatient:	$250 Copay

Emergency Room:	$75 Copay (waived if admitted)

Prescription Drugs – Retail:
Name Brand where Generic is Available	$35 Copay - Aetna - NonFormulary
$40 Copay - Ochsner - Non-
Preferred Formulary
Name Brand	$20 Copay - Aetna & Cigna
$25 Copay - Ochsner
Generic Brand	$15 Copay - Aetna
$10 Copy - Cigna & Ochsner

Prescription Drugs – Mail Order:
Name Brand where Generic is Available	$70 Copay - Aetna - NonFormulary
$100 Copay - Ochsner - Non-
Preferred Formulary
Name Brand	$40 Copay - Aetna
$55 Copay - Cigna
$63 Copay - Ochsner
Generic Brand	$30 Copay - Aetna
$25 Copay - Cigna
$20 Copay - Ochsner

NOTE: Unless otherwise specified, formularies apply to all HMO prescription drugs.

Plan 3:   Traditional Choice (self-funded and administered by Aetna)

Individual Deductible:	$300
Family Deductible:	$900

Individual Out-of-Pocket Maximum:	$3,000
Family Out-of-Pocket Maximum:	$6,000

Office Visits & Specialists:	70% after deductible

Mammograms & Well Woman:	100% (not subject to deductible)

All other coverage at 70% after deductible.

Prescription Drugs – Retail – Administered by Eckerd Health Services:
Name Brand where Generic is Available	$40 Copay
Name Brand	$25 Copay
Generic Brand	$10 Copay

Prescription Drugs – Mail Order – Administered by Eckerd Health Services:
Name Brand where Generic is Available	$80 Copay
Name Brand	$50 Copay
Generic Brand	$20 Copay